

Michael Hyatt-Evenson · 3rd

Sr. Director of Learning and Organizational Development at First Tech Federal Credit Union

Portland, Oregon, United States · 500+ connections · **Contact info**

First Tech Federal Credit Union

University of Wisconsin-Whitewater

Experience

Sr. Director of Learning and Organizational Development
First Tech Federal Credit Union · Full-time
Dec 2020 – Present · 6 mos
Hillsboro, Oregon, United States

Director of Learning and Workforce Development
Northwest Public Power Association · Full-time
Feb 2020 – Dec 2020 · 11 mos
Vancouver, Washington

Yahoo (acquired by Verizon)
10 yrs

Head of Sales Learning and Development
Full-time
Jun 2017 – Dec 2019 · 2 yrs 7 mos
Portland, Oregon Area

Partnered with business leaders and stakeholders to build learning programs aligned with organizational goals and strategy. Helped sales organization exceed quotas for all of 2019, reversing years of year-over-year revenue decline. Built and managed high-functioning team, achieving the highest engagement scores in the company. Named as one of Corini ...see more

Senior Director of Learning and Development
Full-time
Apr 2012 – Jun 2017 · 5 yrs 3 mos

Led all learning and development efforts for the client services organization at Yahoo. Received the annual Yahoo "Super Star" award for contributions to the new Native platform release. Won the annual Yahoo Excellence award recognizing the top 10% of talent in the company.

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Director of Client Services
EthicsPoint · Full-time
Jun 2008 – Jan 2010 · 1 yr 8 mos
Portland, Oregon Area

Directed the client services teams for online ethics and compliance software company. Achieved a 95% customer retention rate during my tenure.

Senior Training Manager
Yahoo! · Full-time
Aug 2005 – Jun 2008 · 2 yrs 11 mos

Helped build the new Yahoo Hillsboro office from 2 employees to 450. Built and delivered learning programs for Yahoo Small Business and Yahoo Search Marketing.

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Education

University of Wisconsin-Whitewater
Bachelor of Science, Secondary Education and Teaching, 3.8
Activities and Societies: Golden Key Honor Society, History Honor Society

Concordia College
Music
Activities and Societies: Concordia Choir

Licenses & certifications

Coaching Habit Certified Facilitator
The Coaching Habit
Issued Mar 2017 · No Expiration Date

Carnegie Certified Presenter
Dale Carnegie Training
Issued Sep 2016 · No Expiration Date